UNITED STATES OF AMERICA

BEFORE THE SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

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In the Matter of                    *

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ENTERGY CORPORATION,                *             CERTIFICATE
ENTERGY ENTEPRISES, INC., et al.    *        PURSUANT TO RULE 24
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File No. 70-9123
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(Public Utility Holding Company     *
Act of 1935)                        *
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Pursuant to Rule 24 promulgated by the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935, as amended (Act), as modified by the application-declaration, as amended, in the above referenced file and the related orders dated June 22, 1999 (June 1999 Order), August 21, 2000 (the August 2000 Order) and December 20, 2002 (the December 2002 Order), this is to certify that the following transactions were carried out during the three (3) months ended September 30, 2003 (the quarter) by Entergy Corporation's Non-utility Companies (Non-Reg Companies), pursuant to the authorization of the SEC. Capitalized terms used in this Certificate, unless otherwise defined, have the meanings set forth in the June 1999 Order, the August 2000 Order, and/or the December 2002 Order.

Authorized Transactions

Pursuant to the June 1999 Order, the August 2000 Order, or the December 2002 Order, as applicable, (a) the Non-Reg Companies are authorized to conduct development activities with respect to various investment opportunities for Entergy Corporation (Entergy), (b) the Non-Reg Companies are authorized to provide various consulting services to other Non-Reg Companies and to non-associates, including to market to non-associates the Entergy System's expertise and capabilities in energy-related areas, and to market to non-associates intellectual property developed or acquired by System companies, (c) the Non-Reg Companies are authorized to provide various management, administrative and support services to associate companies, excluding certain associate companies (Excepted Companies), (d) Entergy is authorized to create O&M Subs to provide various operations and maintenance services to non-associate or associate companies, (e) Entergy is authorized to create one or more New Subsidiaries, (f) the Non-Reg Companies are authorized to issue Other Securities of any type to Entergy, to other Non-Reg Companies or to third parties, (g) the Non-Reg Companies are authorized to pay dividends to their immediate parent companies from capital accounts or other unearned surplus, and (h) Entergy and the Non-Reg Companies are authorized to provide guarantees or other forms of credit support (Guarantees) to or for the benefit of Non-Reg Companies through December 31, 2005, in an aggregate principal amount not to exceed $2 billion at any one time outstanding (excluding any Guarantees previously issued and outstanding under the June 1999 Order.)

During the quarter, Entergy and the Non-Reg Companies participated in the following authorized transactions:

I. Administrative, Consulting, Management, and Other Services to Associate Companies

During the quarter, Entergy Enterprises Inc. (Enterprises) provided certain management, consulting, project development and other support services, at cost, to its associate companies, Entergy Power, Inc., Entergy Technology Holding Company, Entergy Technology Company, Entergy Holdings, LLC., Entergy Thermal LLC, Entergy International Holdings Ltd LLC, Entergy Power Gas Operations Corp., Entergy Power Gas Holdings Corp, Entergy Power International Holding Corp., Entergy Thermal-UNO LLC, Entergy Global Investments, Inc., Entergy Resources, Inc., Entergy UK Enterprises Ltd., Entergy Operations Services, Inc., Entergy Procurement Exchange Corporation, Entergy Solutions Management Services LLC, Entergy Commerce, Inc., Entergy International Ltd. LLC, Entergy Power Operations U.S., Inc., Entergy Nuclear, Inc., Entergy Nuclear Operations, Inc., Entergy Nuclear Generation Company, Entergy Nuclear Indian Point 3 LLC, Entergy Nuclear FitzPatrick LLC, Entergy Nuclear Indian Point 2 LLC, TLG Services, Inc., Entergy Nuclear Vermont Yankee LLC, Entergy Nuclear Finance Holding, Inc., Entergy MHK Retail LLC, Entergy Solutions Ltd., EWO Marketing, LP, Entergy Power E&C Corp., Entergy Power E&C Holdings LLC, Entergy Nuclear Holding Co #1, Entergy Nuclear Nebraska, LLC, Northern Iowa Windpower LLC, Entergy Power Development Corp., Entergy Asset Management Inc., Entergy Ventures Holding Company, Inc., Entergy Power Crete Corp., Entergy Power RS LLC, Warren Power LLC, EN Services LP, Entergy Power Generation Corp, and Enterprises' billings to all such associate companies included direct costs incurred plus, to the extent applicable, an indirect loading based upon the appropriate authorized billing method.

Enterprises billed Entergy Power, Inc., at cost, $54,995 for consulting and other support services related to the marketing of capacity and energy to third parties at wholesale, preparation of contracts and regulatory filings, oversight of plant operations and maintenance by plant operators, and procurement of transmission services. In regard to Entergy International Holdings Ltd LLC ($12,787), Entergy Power Gas Operations Corp. ($1,459), Entergy Power Gas Holdings Corp. ($2,104), EWO Marketing, LP ($129,336), Entergy Power International Holding Corp. ($1,083,458), Entergy Technology Holding Company ($69,013), Entergy Technology Company ($413,758), Entergy Holdings, LLC. ($38,350), Entergy Thermal LLC ($311,472), Entergy Thermal UNO LLC ($6,036), Entergy Resources, Inc. ($782,964), Entergy Ventures Holding Company, Inc. ($43), Entergy International Ltd. LLC ($524,632), Entergy Global Investments, Inc. ($51,837), Entergy MHK Retail LLC ($6), Entergy UK Enterprises Ltd. ($11,678), Entergy Operations Services, Inc. ($114,294), Entergy Procurement Exchange Corporation ($16,413), Entergy Solutions Management Services LLC ($42,834 credit), Entergy Solutions Ltd. ($1,444,384), Entergy Commerce, Inc. ($20,518), Entergy Power Operations U.S., Inc. ($993,795), Entergy Power E&C Corp. ($2,941), Entergy Power E&C Holdings LLC ($68,446), Entergy Nuclear Generation Company ($484,016), Entergy Nuclear Indian Point 3 LLC ($319,387), Entergy Nuclear FitzPatrick LLC ($185,023), Entergy Nuclear Indian Point 2 LLC ($908,833), TLG Services, Inc. ($119,335), Entergy Nuclear, Inc. ($1,590,983) Entergy Nuclear Vermont Yankee LLC ($370,419), Entergy Nuclear Operations, Inc. ($6,631,139), Entergy Nuclear Finance Holding, Inc. ($341), Entergy Nuclear Holding Co. #1 ($242), Entergy Nuclear Nebraska, LLC ($1,978), Northern Iowa Windpower LLC ($22,029), Entergy Power Development Corp. ($856,233), Entergy Asset Management, Inc. ($1,380,108), Entergy Power Crete Corp. ($71,257), Entergy Power RS LLC ($123,618), Warren Power LLC ($49,149), EN Services LP ($381,550), and Entergy Power Generation Corp. ($32,145), the services rendered by Enterprises primarily consisted of management oversight, administrative services, support services, and/or project development and were also billed on an "at cost" basis.

During the quarter, Entergy Solutions Management Services LLC provided management/administrative and consulting services to Entergy Solutions Ltd. The amount billed, at cost, during this quarter was $1,869,734.

During the quarter, Entergy-Koch Trading LP provided management/administrative support services, and consulting services to EWO Marketing LP and to Entergy-Koch Trading, Ltd. (UK) related to the marketing of energy commodities. The amounts billed, at cost, to such companies for such services during the quarter were $219,430 and $23,550, respectively.

During the quarter, Entergy-Koch LP provided administrative support services and management oversight services to Entergy-Koch Trading LP. Such management oversight services were related to the marketing of energy commodities to third parties at wholesale, the preparation of contracts and regulatory filings, and the procurement of transmission services. The amount billed, at cost, to Entergy-Koch Trading LP for such services during the quarter was $1,152,249. Also during the quarter, Entergy-Koch LP provided administrative support services and management oversight services to Gulf South Pipeline Company LP. The amount billed, at cost, for such services was $1,025,708. In additiona, during the quarter, Entergy-Koch LP provided administrative support services and management oversight services to Entergy-Koch-Trading Ltd.(UK). Such management oversight services were related to the marketing of energy commodities to third parties at wholesale. The amount billed, at cost, for such services was $670,572.

During the quarter Entergy Power RS LLC provided management and administrative support services to RS Cogen LLC, a 50% owned joint venture 'qualifying facility'. The amount billed for such services was $77,613, consisting of market-based fees and reimbursable expenses.

II. Consulting Services Provided to Non-Associate Companies

Enterprises, under contract with a hydroelectric partnership, continues to provide an array of technical services/support and maintenance for a hydroelectric transmission line. Certain Entergy Services, Inc. personnel are providing the services. Enterprises is paid a fixed annual fee plus market based rates for performing maintenance on the transmission line owned by the partnership. The partnership was charged $10,003 for services rendered during the quarter.

During the quarter, no other Consulting Services were provided by Non-Reg Companies to non-associate companies.

  Loans (other than Exempt Loans under Rule 52(b)) Made by Entergy to Non-Reg Companies, or Between Non-Reg Companies

  During the quarter, no Loans subject to reporting in this Certificate were made by Entergy to Non-Reg Companies or between Non-Reg Companies.

  Other Securities Issuances by Non-Reg Companies

During the quarter, no Other Securities issuances subject to reporting in this Certificate were made by Non-Reg Companies.

    V.   Formation and Capitalization of New Subsidiaries and O&M Subs

During the quarter, Entergy Nuclear Nebraska LLC was formed as an O&M Sub in accordance with the December 2002 Order to provide O&M Services to a non-affiliate owner of a nuclear generating facility. Entergy Nuclear Nebraska LLC was capitalized with member's capital contribution of $1,000,000. Also, Entergy District Energy Holdings LLC was formed as a New Subsidiary in accordance with the December 2002 Order to own or invest in companies engaged in the production, sale and distribution of thermal energy products. Entergy District Energy Holdings LLC was capitalized with member's capital contribution of $1,000. Also, Entergy District Energy Holdings LLC was formed as a New Subsidiary in accordance with the December 2002 Order to own or invest in companies engaged in the production, sale and distribution of thermal energy products. Entergy District Energy Holdings LLC was capitalized with member's capital contribution of $1,000. In addition, EntergyShaw Investments of Nevada LLC, EntergyShaw Project Management LP, EntergyShaw Investments of Texas LLC, and EntergyShaw General Management LLC were formed as O&M Subs in accordance with the December 2002 Order to provide project management and construction management oversight support to electric generating facility projects being constructed by EntergyShaw LLC, a joint venture company owned 50% each by Entergy and by The Shaw Group, a non-affiliate company. These companies were minimally capitalized.

During the quarter, no other amounts were expended to form and initially capitalize any New Subsidiary or O&M Sub.

VI. Nature and Extent of O&M Services Provided

During the quarter, Entergy Nuclear Inc. provided decommissioning management services to a large non-associate nuclear operating utility in the Northeast and other services to non-associate companies related to the operation, maintenance, and decommissioning of nuclear generation facilities. The total amount billed for all such services was $487,173, consisting of market-based fees, incentive fees and reimbursable expenses. Also, during the quarter, Entergy Nuclear Inc. billed, at cost, Entergy Nuclear Generation Company, $280,931, and Entergy Nuclear Vermont Yankee LLC $62,050 for license renewal management services. In addition, during the quarter, Entergy Nuclear, Inc. billed TLG Services, Inc., at cost, $234,777 for O&M Services, including professional advice, and technical support primarily related to the decommissioning of nuclear electric generating facilities.

During the quarter, Entergy Nuclear Fuels Company billed, at cost, Entergy Nuclear Generation Company ($9,338), Entergy Nuclear Vermont Yankee LLC ($9,338), Entergy Nuclear Indian Point 3 LLC ($9,338), Entergy Nuclear FitzPatrick LLC ($9,338), and Entergy Nuclear Indian Point 2 LLC ($9,338) for O&M Services related to the procurement of nuclear fuel and fuel services for the nuclear power plants owned by these companies.

During the quarter, Entergy Nuclear Operations, Inc. billed, at cost, Entergy Nuclear, Inc. ($1,757,998), TLG Services, Inc. ($271,624), Entergy Nuclear Generation Company ($20,852,290), Entergy Nuclear Indian Point 3 LLC ($28,292,140), Entergy Nuclear FitzPatrick LLC ($23,292,153), Entergy Nuclear Indian Point 2 LLC ($24,794,585), and Entergy Nuclear Vermont Yankee LLC ($16,471,368) for O&M Services, including professional advice and technical support primarily related to the operation, maintenance or decommissioning of nuclear electric generating facilities.

In addition, during the quarter, Entergy Operation Services, Inc. provided power project related O&M Services to several non-associate customers, including professional advice, technical expertise and maintenance services. Specifically, Entergy Operation Services, Inc.'s services to non-associate customers included performing preventive maintenance on substations; providing O&M consulting services; and providing project management, engineering, ground testing, procurement and construction services on transmission and substation facilities. The total amounts billed for all such services during the quarter were $212,189 consisting, in each case, of market-based fees and reimbursable expenses.

During the quarter, Entergy Power Operations U.S. Inc. provided O&M Services to Warren Power, LLC, an exempt wholesale generator, relating to long-term operations and maintenance, and administrative support of its electric generating facilities. For such services Warren Power LLC was billed at cost in the amount of $162,686. In addition, Entergy Power Operations U.S. Inc. provided O&M Services to Entergy Power Ventures LP, an exempt wholesale generator, and to a non-affiliate electric cooperative relating to administrative support of certain electric generating facilities that are co-owned by such companies (the 'Co-owned Facilities'). For such services, Entergy Power Ventures LP and the non-affiliate electric cooperative (collectively, the 'Co-Owners') were billed through EN Services LP, as agent for the Co-Owners, a market based management fee plus reimbursable costs of $535,964 and $229,699, respectively. During the quarter, EntergyShaw LLC provided O&M Services to the Co-Owners relating to the procurement of plant equipment, engineering and construction management services in conjunction with the construction of the Co-owned Facilities for which these companies were billed through EN Services LP, as agent for the Co-owners, $3,960,291, consisting of incentive based fees plus reimbursable costs.

During the quarter, EN Services LP provided O&M Services to Crete Energy Venture LLC, an exempt wholesale generator owned 50% by Entergy Asset Management, Inc. and 50% by a non-affiliate company, relating to the operation of Crete Energy Venture LLC's electric generating facilities. Crete Energy Venture LLC was billed $88,495, consisting of incentive based fees plus reimbursable costs. Also, EN Services LP provided O&M Services to the Co-Owners relating to the operation of the Co-owned Facilities. For such services the Co-owners were billed a management fee plus reimbursable costs of $15,053,302 and $5,978,001, respectively.

Entergy represents that no Excepted Company has subsidized the operations of any Non-Reg Company and that the rendering of O&M Services by O&M Subs is in compliance with the applicable rules, regulations and orders of the SEC and has not adversely affected the services provided by any Excepted Company to its customers.

VII. Payment of Dividends By Certain Non-Reg Companies

During the quarter, the following companies made distributions out of surplus capital to their respective parent companies: Entergy Solutions Select Ltd ($396,000) to Entergy PTB Holding Co. and ($4,000) to Entergy Select LLC; Entergy PTB Holding Co ($400,000) to Entergy Corporation; Entergy Select LLC ($4,000) to Entergy PTB Holding Co; Entergy Solutions Management Services LLC ($1,600,000) to Entergy Retail Louisiana LLC-A; Entergy Retail Louisiana LLC-A ($1,600,000) to Entergy Retail Holding Co; Entergy Asset Management, Inc ($4,589,096) to Entergy Global Trading Holding Ltd; Entergy Global Trading Holding Ltd ($48,300) to Entergy Corporation; and Entergy Power Generation Corp ($3,874,219) to Entergy Corporation.

During the quarter, no other dividends or distributions subject to reporting in this Certificate were paid by Non-Reg Companies.

VIII. Reorganizations

The Entergy Non-Reg Companies' organizational structure as of September 30, 2003 (including any reorganizations or changes from the organization structure in effect as of 06/30/03) is included in Exhibit 1.

IX. Outstanding Guarantees Issued by Entergy or by Non-utility Companies

As of the end of the quarter, the total outstanding amount of Guarantees issued pursuant to the August 2000 Order by Entergy or by Non-Reg Companies (to the extent reportable herein) to or for the benefit of Non-Reg Companies was $744,067,530.

X. New Subsidiary Issuances of Securities to Nonaffiliates

As of September 30, 2003, the following New Subsidiary had outstanding debt securities issued to one or more nonaffiliates for the purpose of financing investments in Nonutility Companies: Entergy-Koch LP. (See Exhibit 2 for detail disclosure.)

As of September 30, 2003, no other New Subsidiary had any outstanding debt securities issued to a nonaffiliate for the purpose of financing investments in Nonutility Companies.

Entergy Corporation represents that (i) the financial statements of Entergy Corporation account for Entergy-Koch LP in accordance with generally accepted accounting principles, (ii) any securities issued by Entergy-Koch LP are set forth on the balance sheet of Entergy-Koch LP, and (iii) it maintains sufficient internal controls to enable it to monitor the creation and use of any New Subsidiary.

XI. Financial Statements

Unaudited Entergy Corporation and Subsidiaries' Consolidated Balance Sheet and Income Statement for the nine months ended September 30, 2003 are included in Exhibit 3.

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1  Non-utility Companies are defined in the December 2002 Order as "exempt wholesale generators" ("EWGs"), "foreign utility companies" ("FUCOs"), "exempt telecommunications companies" ("ETCs"), "O&M Subs", "Authorized Subsidiary Companies", "New Subsidiaries" and "Energy-related Companies".

2  The Excepted Companies are Entergy's retail operating companies (Entergy Arkansas Inc., Entergy Louisiana Inc., Entergy Mississippi Inc., Entergy New Orleans Inc. and Entergy Gulf States Inc.), System Energy Resources, Inc., System Fuels, Inc., Entergy Operations, Inc., Entergy Services, Inc., and any other subsidiaries that Entergy may create whose activities and operations are primarily related to the domestic sale of electric energy at retail or at wholesale to affiliates or the provision of goods or services thereto.

IN WITNESS WHEREOF, the Undersigned Company has caused this certificate to be executed on this 26th day of November 2003.

ENTERGY CORPORATION

/s/ Steven C. McNeal
  Steven C. McNeal
Vice President and Treasurer